UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)

WIMM-BILL-DANN FOODS OJSC
(Name of Issuer)

ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES PER SHARE AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE FOURTH OF AN ORDINARY SHARE, PAR VALUE 20 RUSSIAN RUBLES PER SHARE
(Title of Class of Securities)

97263M109
(CUSIP Number)
Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Tel: (914) 253−3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97263M109
1.	Names of Reporting Persons PepsiCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 76.98% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	97263M109
1.	Names of Reporting Persons Pepsi-Cola (Bermuda) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,872,319.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 76.98% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 amends the Report on Schedule 13D, originally filed with the Securities and Exchange Commission on December 20, 2010 by PepsiCo, Inc. (“PepsiCo”) and Pepsi-Cola (Bermuda) Limited (“PCBL”, together with PepsiCo, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on December 27, 2010, Amendment No. 2 thereto filed on January 24, 2011, and Amendment No. 3 thereto filed on January 27, 2011 (the “Schedule 13D”).

Unless indicated otherwise, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

The descriptions of the purchases set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.  The funding required for the aggregate purchase price payable pursuant to the purchases was obtained from working capital.

Item 4.  Purpose of Transaction

Since filing Amendment No. 3 to the Schedule 13D on January 27, 2011, PCBL has acquired an aggregate of 143,318 ADSs through open market purchases on the New York Stock Exchange for an aggregate purchase price (excluding commissions) of approximately $4,729,494.00, as more fully described on Schedule C hereto.

In addition, on February 3, 2011, pursuant to the terms of the Purchase Agreement (the “Purchase Agreement”) dated December 1, 2010 among PepsiCo, PCBL, Gavril A. Yushvaev, David Iakobachvili, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, Mikhail I. Vishnaykov, Aladaro Limited, Tony D. Maher, Dmitry Ivanov, Wimm Bill Dann Finance Cyprus Ltd., and Wimm-Bill-Dann Finance Co. Ltd., PCBL acquired ADSs, Global Depositary Shares and Shares of the Issuer from the selling shareholders representing, in the aggregate, 28,992,309 Shares for approximately $3.8 billion in cash (the “Transaction”).  The foregoing summary of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which is filed as Exhibit 2.1 to PepsiCo’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2010.

PepsiCo expects to make an offer in Russia (the “Russian Offer”) on or before March 11, 2011 to acquire all of the remaining Shares, in accordance with the mandatory tender offer rules of the Russian Federation.  The price per Share to be paid in the Russian Offer will be $132, which is the highest price PepsiCo paid to the selling shareholders, converted to Russian rubles at the highest Central Bank of Russia exchange rate established for February 3, 2011 and all subsequent days on which the Shares purchased under the Purchase Agreement are transferred to PepsiCo.  The transfer of all Shares from the selling shareholders to PepsiCo pursuant to the Purchase Agreement is expected to be completed over the next several days, after which PepsiCo will announce the definite Russian ruble price (the “Russian Ruble Price”) to be paid in the Russian Offer.  Concurrently with the Russian Offer, PepsiCo expects to make an offer (the “U.S. Offer” and together with the Russian Offer, the “Offers”) to all holders of ADSs at a price per ADS equal to one-fourth of the Russian Ruble Price (since each ADS represents one-fourth of a Share), without interest and less any fees, conversion expenses and applicable taxes.  This amount will be converted to U.S. dollars at the spot market rate on or about the date that PepsiCo pays for the ADSs tendered in the U.S. Offer.

The Reporting Persons may take such further actions as they deem appropriate with respect to the investments in the Issuer that could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the election of their designees to the board of directors of the Issuer at the extraordinary meeting of shareholders of the Issuer scheduled for April 8, 2011, a change to the present capitalization or dividend policy of the Issuer, and, after the expiration of the Offers, and assuming the applicable requirements are met, delisting the Issuer’s securities from the New York Stock Exchange, delisting the Shares from the Russian Trading System, terminating the registration of the Shares pursuant to Section 12(g)(4) of the Exchange Act, and purchasing any Shares (and ADSs) not owned by PepsiCo at a price determined by Russian law.

Attached as Exhibit 99.6 and incorporated by reference into this Item 4 is a copy of PepsiCo’s press release announcing completion of the Transaction dated February 3, 2011.

Item 5.  Interest in Securities of the Issuer

Items (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Based on the Issuer’s Annual Report on Form 20−F for the period ended December 31, 2009, as of April 20, 2010, the Issuer had 44,000,000 Shares outstanding. Percentage figures are based on this number of shares outstanding.  For purposes of Rule 13d−3 promulgated under the Exchange Act, PCBL and PepsiCo, as ultimate parent of PCBL, may each be deemed to beneficially own 33,872,319.5 Shares, or approximately 76.98% of the outstanding Shares.

(c)  The descriptions of the purchases set forth in Item 4 above are incorporated by reference in their entirety into this Item 5(c) and are the sole transactions in Shares by any Reporting Persons since the date of the most recent amendment of this Schedule 13D on January 27, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Transaction set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

99.6	Press Release dated February 3, 2011 issued by PepsiCo, Inc. (incorporated by reference to the Schedule TO-C of PepsiCo, Inc. filed February 3, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 3, 2011

PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA (BERMUDA) LIMITED
By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President

SCHEDULE C

OPEN MARKET TRANSACTIONS IN SHARES OF THE ISSUER SINCE THE DATE OF THE MOST RECENT AMENDMENT TO THIS SCHEDULE 13D ON JANUARY 27, 2011 BY PCBL

The table below summarizes open market purchases on the New York Stock Exchange by PCBL during the days indicated.

Date	Aggregate Number of ADSs Purchased	Average Price Per ADS	Aggregate Purchase Price
January 28, 2011	139,229	$33.00	$4,594,557.00
January 31, 2011	4,089	$33.00	$134,937.00

Total	143,318	$33.00	$4,729,494.00